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                                                            Filed by Pfizer Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                           and deemed filed pursuant Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                   Commission File No: 001-02516
                                                Subject Company: Pharmacia Corp.


The following press release was issued today:


For immediate release                                    Contact: Andy McCormick
October 4, 2002                                                   (212) 573-1226

                PFIZER WILL RESPOND TO FEDERAL TRADE COMMISSION'S
                       REQUEST FOR ADDITIONAL INFORMATION
                                      -----
          COMPANY SEEKS PHARMACIA TRANSACTION CLEARANCE BY YEAR'S END

NEW YORK, Oct. 4 -- Pfizer Inc received an anticipated Request for Additional Information (Second Request) from the Federal Trade Commission (FTC) on October 3, the company announced today. Pfizer is continuing to cooperate fully with the FTC and, given the nature of the inquiries, we should be able to address their questions promptly.

Pfizer also said that it continues to target regulatory approvals and closing of the Pharmacia acquisition by year's end.

Since the Pharmacia acquisition was announced on July 15, Pfizer has made significant progress in transition planning with more than 100 teams engaged in the process across all business divisions and functions on a global basis. The leadership of these teams includes both Pfizer and Pharmacia personnel. Pfizer characterized the working relationship between the two companies during the transition process as highly cooperative.

Pfizer has scheduled a shareholder meeting December 6 to discuss and vote on the proposed acquisition. Pharmacia has announced a meeting for its shareholders to take place December 9. Both meetings will be held in Wilmington, Delaware.

                                      * * *





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Safe Harbor Statement
---------------------

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between Pfizer Inc. and Pharmacia Corp. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Pfizer Inc. and Pharmacia Corp.; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither Pfizer Inc. nor Pharmacia Corp. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the proxy statement/prospectus and any other relevant documents that Pfizer Inc. and Pharmacia Corp. have filed and will file with the Securities and Exchange Commission because they contain important information.

Pfizer and Pharmacia will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pfizer free of charge by requesting them in writing from Pfizer Inc., 235 East 42nd Street, New York, New York 10017,
Attention: Investor Relations, telephone: (212) 573-2668. You may obtain documents filed with the SEC by Pharmacia free of charge by requesting them in writing from Pharmacia Investor Relations, Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Pfizer and Pharmacia in connection with the merger. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer's 2002 annual meeting of shareholders. Information about the directors and executive officers of Pharmacia and their ownership of Pharmacia stock is set forth in the proxy statement for Pharmacia's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.